Exhibit 99.1

Telenor selling interests in VEON

(Fornebu, 26 March 2019) Telenor ASA today announced that it has commenced an offering of 85 million VEON Ltd. common shares in the form of American Depository Shares (ADSs) listed on NASDAQ under the ticker “VEON”. Each ADS represents one VEON common share.

Telenor currently owns approximately 256.7 million ADSs, which represents approximately 14.6 per cent of VEON’s total outstanding common shares, including the VEON ADSs that are underlying Telenor’s USD 1 billion, 3-year exchangeable bond due 2019. With this transaction, Telenor reduces further its ownership in VEON in line with its previously stated strategy. Telenor intends to use the proceeds from the sale to repay principal on the exchangeable bond at maturity in September 2019. Telenor continues to have the option to repay the exchangeable bond in cash and/or by delivering VEON ADSs and expects to comment further on its intention in due course in line with the terms and conditions of the exchangeable bond.

The price at which Telenor will sell the VEON ADSs has not yet been determined. Today’s transaction represents approximately 4.8 per cent of VEON’s total outstanding common shares. Telenor will not comment beyond today’s announcement. The pricing of the offering will be announced following the completion of the book-building process. If the offering is completed, Telenor intends to agree with the underwriters a customary 60-day lock-up agreement, subject to the exceptions described in the Registration Statement (as defined below).

J.P. Morgan and Citigroup will act as joint global coordinators and joint bookrunners for the offering.

The offering of VEON ADSs will be made pursuant to VEON’s shelf registration statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on 23 May 2014, as amended (the “Registration Statement”). The VEON ADSs will be offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the preliminary prospectus supplement and other documents that VEON has filed with the SEC for more information about VEON and the offering. The Registration Statement, the preliminary prospectus supplement and the documents incorporated by reference therein are available at the SEC’s website: www.sec.gov.

When available, copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204.

Exhibit 99.1

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For readers in the European Economic Area: In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom: This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

About Telenor

Telenor Group connects its 174 million customers to what matters most. Connecting the world has been Telenor’s domain for more than 160 years and we currently operate across Scandinavia and Asia. We are committed to responsible business conduct and driven by the ambition of empowering societies. For more information, please visit www.telenor.com.

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Marianne Moe

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